SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 14
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14 to the Schedule 14D-9 (“Amendment No. 14”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (as amended, the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 20, 2012, Amendment No. 3 to the Schedule 14D-9 filed on April 4, 2012, Amendment No. 4 to the Schedule 14D-9 filed on April 5, 2012, Amendment No.5 to the Schedule 14D-9 filed on April 9, 2012 (“Amendment No. 5”), Amendment No. 6 to the Schedule 14D-9 filed on April 16, 2012, Amendment No. 7 to the Schedule 14D-9 filed on April 18, 2012, Amendment No. 8 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 9 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 10 to the Schedule 14D-9 filed on April 20, 2012, Amendment No. 11 to the Schedule 14D-9 filed on April 20, 2012 (“Amendment No. 11”),  Amendment No. 12 to the Schedule 14D-9 filed on April 23, 2012 and Amendment No. 13 to the Schedule 14D-9 filed on April 25, 2012.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 14 by reference to all of the applicable items in the Schedule 14D-9, as previously amended, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.         THE SOLICITATION OR RECOMMENDATION.

1.  Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 11, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“As of 5:00 P.M., April 27, 2012, the Consent Solicitation expired and holders of $128,983,000 in aggregate principal amount, or 56.08% of the aggregate principal amount, of the outstanding First Mortgage Notes consented to amendments to the Indenture to provide that the Offer and the Merger will not constitute a “Change of Control” (as defined in the Indenture) (the “Change of Control Amendments”). K-9 Investors subsequently terminated the Change of Control Offer as of the effectiveness of the supplemental indenture implementing the Change of Control Amendments. As a result of such termination, no First Mortgage Notes were or will be required to be purchased by K-9 Investors pursuant to the Change of Control Offer.

On April 30, 2012, the Apollo Parties and the Company issued a joint press release announcing the receipt of the requisite consents  in the Consent Solicitation in connection with the First Mortgage Notes and the termination by K-9 Investors of the Change of Control Offer due to receipt of the requisite consents.  Later in the day the Company filed a Current Report on Form 8-K with the SEC regarding the joint press release and the entry into the supplemental indenture.”

ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

1.           Item 8, Additional Information To Be Furnished, paragraph (k), “Litigation Related to the Offer” of the Schedule 14D-9, is hereby amended and supplemented by adding the following  paragraph prior to the last paragraph thereof:

“On April 30, 2012, the parties to the case in the United States District Court for the Western District of Wisconsin

reached an agreement in principle to settle that case.  The proposed settlement, which is subject to court approval of the proposed class-wide settlement to which the parties to the Delaware action agreed in principle on April 25, 2012, provides for the dismissal with prejudice of plaintiff's complaint and of all claims asserted therein.

The Company, the members of the Board of Directors and the Apollo Parties each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to the Company and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in this action. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the actions or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them on the terms reflected in the proposed settlement. The proposed settlement is subject to customary conditions including entry of a final order dismissing the Delaware action in its entirety, completion of appropriate settlement documentation, and consummation of the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: April 30, 2012